Final



MITTAL STEEL COMPANY N.V.
Appendix 1
Shipments by country (thousands of short tons)

                                  -------------------------------------
                                     2Q 2005    1Q 2005    1H 2005
------------------------------------------------------------------------
Americas

United States of America              3,799      1,340      5,139


Mexico - Lazaro Cardenas              1,073      1,060      2,133


Canada                                  357        393        750


Trinidad - Point Lisas                  194        217        411

                                  -------------------------------------
TOTAL AMERICAS                        5,423      3,010      8,433
                                  -------------------------------------

Europe


West Europe - Germany and France        798        968      1,766


Poland                                1,052      1,433      2,485


Romania - Galati                      1,399      1,362      2,761


Czech Republic - Ostrava                555        691      1,246


Others                                  237        149        386

                                  -------------------------------------
TOTAL EUROPE                          4,041      4,603      8,645
                                  -------------------------------------

Asia and Africa


Kazakhstan - Temirtau                   790        807      1,598


South Africa                          1,651      1,738      3,389


Algeria - Annaba                        275        220        495

                                  -------------------------------------
TOTAL ASIA AND AFRICA                 2,717      2,765      5,482
                                  -------------------------------------

-----------------------------------------------------------------------
MITTAL STEEL                         12,181     10,379     22,560
-----------------------------------------------------------------------





Appendix 1 - Shipment ST        1 of 2

Final



MITTAL STEEL COMPANY N.V.
Appendix 2
Key Data - 2Q 2005
(Figures in US$ Millions unless otherwise shown)

                                           -----------------------------------------------------------------------------------------
                                                   Americas        Europe      Asia & Africa   Eliminations    Mittal Steel
------------------------------------------------------------------------------------------------------------------------------------
Financial Information
---------------------

Sales                                                3,472          2,575          2,112           (555)          7,604

Cost of sales (exclusive of depreciation)            2,871          2,115          1,312           (550)          5,748

Gross profit (before deducting depreciation)           601            460            800             (5)          1,856
Gross margin (as percentage of sales)                17.3%          17.9%          37.9%                          24.4%

Selling, general and administrative expenses            73            141             67             (8)            273

Operating income                                       447            263            678              3           1,391
Operating margin (as percentage of sales)            12.9%          10.2%          32.1%                          18.3%

EBITDA (PBT + Interest + depreciation)                 557            336            779            (18)          1,654
EBITDA margin ( as percentage of sales)              16.0%          13.1%          36.9%                          21.7%

Depreciation                                            81             56             55              0             192
Capex                                                  110             58             87              0             255


Operational Information
-----------------------

Liquid Steel Production ('000 MT)                    5,128          3,636          3,028              0          11,792
Liquid Steel Production ('000 ST)                    5,653          4,008          3,338              0          12,999

Shipments ('000 MT)                                  4,920          3,666          2,465              0          11,050
Shipments ('000 ST)                                  5,423          4,041          2,717              0          12,181

Employees (in '000)                                     25             76             73                            174
------------------------------------------------------------------------------------------------------------------------------------

Includes ISG as from 15.4.05





Appendix 2 Fin Info. 2Q05          2 of 2